UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No.   )*

                       Storage Properties, Inc.
                           (Name of Issuer)

                     Common Stock, $.05 par value
                    (Title of Class of Securities)

                             861903 10 2
                            (CUSIP Number)

      David Goldberg, 600 No. Brand Blvd., Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 3, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 861903 10 2

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       247,100

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       247,100

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             247,100

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             7.38%

   14   Type of Reporting Person*
             CO

   Item 1.   Security and Issuer

             This Statement on Schedule 13D relates to the Common Stock, par value $.05 per share (the "Shares"), of Storage Properties, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

   Item 2.   Identity and Background

             This Statement on Schedule 13D is filed on behalf of Public Storage, Inc. (the "Reporting Person"), a California corporation formerly known as Storage Equities, Inc.

             The Reporting Person is a fully integrated, self-advised and self-managed real estate investment trust which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. In a series of mergers among Public Storage Management, Inc. (which was the Issuer's and the Reporting Person's mini-warehouse operator), PSI Holdings, Inc. (which was the Issuer's investment advisor), Public Storage, Inc. and its affiliates (collectively, "PSMI"), culminating in the November 16, 1995 merger of PSMI into the Reporting Person (the "PSMI Merger"), the Reporting Person became self-administered and self-managed and acquired substantially all of the United States real estate operations of PSMI and became the Issuer's investment advisor and the operator of the Issuer's mini-warehouse properties. In addition, the Reporting Person's name was changed from Storage Equities, Inc. to Public Storage, Inc. The address of the Reporting Person's principal executive office is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

             Information regarding the identity and background of the Reporting Person's directors and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of the Reporting Person, all of its directors and executive officers are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

             During the last five years, neither the Reporting Person nor, to its knowledge, any director, executive officer, or controlling person of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 247,100 Shares acquired by the Reporting Person (as of April 3, 1996 and subsequent to that date through April 8, 1996) were acquired as follows: (i) 20,000 Shares were acquired by the Reporting Person as a result of the PSMI Merger and (ii) 227,100 Shares were purchased by the Reporting Person for an aggregate cost (including commissions) of approximately $1,490,920, with funds obtained from the Reporting Person's working capital.

   Item 4.   Purpose of Transaction

             The Reporting Person first purchased Shares in May 1995. The Reporting Person has recently purchased Shares (resulting in the Reporting Person's ownership of more than 5% of the Shares and the filing of this Statement on Schedule 13D) in connection with the proposed merger of the Issuer with and into the Reporting Person (described below) at a price less than the publicly announced merger price. At this time, the Reporting Person intends to continue to purchase Shares in the open market or in privately negotiated transactions.

             The Reporting Person and the Issuer have entered into an Agreement and Plan of Reorganization dated as of March 4, 1996 (the "Merger Agreement") providing for the merger of the Issuer with and into the Reporting Person (the "Merger"), which is subject to certain conditions (as described below). Upon the Merger, each Share (other than Shares held by the Reporting Person or by shareholders of the Issuer who have properly exercised dissenters' rights under California law ("Dissenting Shares")) would be converted into the right to receive cash, the Reporting Person's common stock or a combination of the two, as follows: (i) with respect to a certain number of Shares (not to exceed 20% of the Shares, less any Dissenting Shares), upon a shareholder's election, $7.31 in cash, subject to reduction as described below or (ii) that number (subject to rounding) of shares of the Reporting Person's common stock determined by dividing $7.31, subject to reduction as described below, by the average of the per share closing prices on the New York Stock Exchange of the Reporting Person's common stock during the 20 consecutive trading days ending on the fifth trading day prior to the special meeting of the shareholders of the Issuer. The consideration paid by the Reporting Person in the Merger will be reduced on a pro rata basis by the amount of cash distributions required to be paid by the Issuer to its shareholders prior to completion of the Merger in order to satisfy the Issuer's
   REIT distribution requirements ("Required REIT Distributions"). The consideration received by the Issuer's shareholders in the Merger, however, along with any Required REIT Distributions, will not be less than $7.31 per Share, which amount represents the market value of the Issuer's real estate assets at February 29, 1996 (based on an independent appraisal) and the estimated net asset value of its other assets at June 30, 1996. Additional pre-merger cash distributions would be made to the shareholders of the Issuer to cause the Issuer's estimated net asset value as of the date of the Merger to be substantially equivalent to its estimated net asset value as of June 30, 1996. The Shares held by the Reporting Person will be cancelled in the Merger. The Merger is subject to (among other things) approval by the Reporting Person's Board of Directors and the Issuer's shareholders and receipt of a satisfactory fairness opinion by the Issuer. The Reporting Person believes that the conditions to the Merger will be satisfied, although there can be no assurance.

             For further information regarding the Merger, see the Merger Agreement which is filed as Exhibit 1 hereto and is incorporated herein by this reference.

   Item 5.   Interest in Securities of the Issuer

             As of April 3, 1996, the Reporting Person beneficially owned 210,900 Shares, representing approximately 6.30% of the 3,348,167 Shares outstanding. As of April 8, 1996, the Reporting Person beneficially owned 247,100 Shares, representing approximately 7.38% of the Shares outstanding. The Reporting Person has the sole power to vote and the sole power to dispose of all of these Shares.

             During the 60-day period ended April 3, 1996 and subsequent to that date through April 8, 1996, the Reporting Person engaged in the following acquisitions of Shares at the following prices (not including commissions):

                         No. of       Type               Price
         Transaction     Shares       of                 per
         Date            Bought       Transaction        Share

         3/25/96          2,200       open market        $6.9375
         3/26/96          7,200       open market        $6.9375
         3/27/96          7,200       open market        $6.9375
         3/28/96          9,900       open market        $6.9375
         3/29/96          7,200       open market        $6.9375
         4/01/96          6,000       open market        $6.9375
         4/02/96          2,800       open market        $6.9375
         4/03/96         48,300       open market        $7.00
         4/08/96         36,200       open market        $6.9375

             The number of Shares beneficially owned by each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has the sole power to vote and the sole power to dispose of his or her Shares.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

             Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

   Item 7.   Material to be Filed as Exhibits

             Exhibit 1 - Agreement and Plan of Reorganization dated as of
                         March 4, 1996 by and between the Reporting Person and the Issuer


                                      SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  April 11, 1996              PUBLIC STORAGE, INC.


                                       By:  /s/ DAVID GOLDBERG
                                           -------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel


                                  Appendix A


                                                          No. of Shares
                                                          Beneficially
        Name                     Title                        Owned

   B. Wayne Hughes          Chairman of the Board and
                            Chief Executive Officer            3,000*

   Harvey Lenkin            President                            700

   Ronald L. Havner, Jr.    Senior Vice President and
                            Chief Financial Officer           33,200

   Hugh W. Horne            Senior Vice President                 -0-

   Marvin M. Lotz           Senior Vice President                 -0-

   Mary Jayne Howard        Senior Vice President                 -0-

   David Goldberg           Senior Vice President and
                            General Counsel                    7,000

   Obren B. Gerich          Senior Vice President                 -0-

   John Reyes               Vice President and Controller         -0-

   Sarah Hass               Vice President and Secretary          -0-

   Robert J. Abernethy      Director                              -0-

   Dann V. Angeloff         Director                             100

   William C. Baker         Director                              -0-

   Uri P. Harkham           Director                          13,700

   _______________

    * Shares held of record by PS Insurance Company, Ltd. as to which Mr. Hughes and Tamara L. Hughes (an adult daughter of Mr. Hughes) share voting and dispositive power.